UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Innovaro, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

45777T1020

(CUSIP Number)

October 9, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45777T1020	13G

1.	NAMES OF REPORTING PERSONS JJJ Family LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,103,915
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,103,915
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,103,915
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.86%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 45777T1020	13G

1.	NAMES OF REPORTING PERSONS Jamie Rand
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,103,915
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,103,915
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,103,915
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.86%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 45777T1020

Item 1	(a).	Name of Issuer:

Innovaro, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

2109 Palm Avenue Tampa, Florida 33605

Item 2	(a).	Name of Persons Filing:

JJJ Family LLLP Jamie Rand

Item 2	(b).	Address of Principal Business Office:

P.O. Box 447 Odessa, Florida 33556-0447

Item 2	(c).	Citizenship:

JJJ Family LLLP – Florida, United States Jamie Rand – United States

Item 2	(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2	(e).	CUSIP Number:

91759P106

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 45777T1020

Item 4.	Ownership

On October 9, 2012, JJJ Family LLLP purchased 531,915 shares of the Issuer’s common stock, and as of such date, held 1,103,915 shares (the “Shares”), or 6.86%, of the Issuer’s outstanding common stock, based upon 16,083,325 shares outstanding as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on October 1, 2012. JJJ Family LLLP has the sole power to vote and dispose of the Shares.

JJJ Family LLLP also holds warrants for the purchase of an aggregate of 531,915 shares of the Issuer’s common stock. Such warrants are not exercisable until March 27, 2013, at which time the warrants are exercisable up to an amount that would result in beneficial ownership by JJJ Family LLLP of no more than 9.99% of the outstanding shares of the Issuer’s common stock.

Jamie Rand is also a reporting person by virtue of his control of JJJ Family LLLP. Mr. Rand disclaims all beneficial ownership of the Shares.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 19, 2012

JJJ FAMILY LLLP

By:	/s/ Jamie Rand
	Name:	Jamie Rand
	Title:	Co-Trustee

JAMIE RAND

By:	/s/ Jamie Rand
	Name:	Jamie Rand